Cannabics Pharmaceuticals, Inc.

#3 Bethesda Metro Center

Suite 700

Bethesda, MD 20814

March 10, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington DC 20549

Re:	Cannabics Pharmaceuticals, Inc.
Registration Statement on Form S-1 - Amendment No. 1
Originally Filed January 27, 2021
File No. 333-252454

Dear Sirs:

Thank you for advising us that the Commission has reviewed the above-referenced registration statement (the “Registration Statement”) of Cannabics Pharmaceuticals, Inc. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to March 11, 2021 at 16:00 p.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective pursuant to this request, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Steve Kronengold, at +972-52-839-9717.

Sincerely,

/s/ Eyal Barad
Eyal Barad
Chief Executive Officer